Exhibit 99.2

VINCI partners

# 3Q22 Earnings Release

November 09th, 2022

ir.vincipartners.com

Vinci Partners Reports Third Quarter 2022 Results

Alessandro Horta, Chief Executive Officer, stated, “Vinci Partners reported notable results for the third quarter 2022. Adjusted Distributable Earningsi totaled R$73.2 million, or R$1.32 per common share, up 19% year-over-year and translating into an attractive quarterly dividend distribution of US$0.20 per common share. Distributable earnings results are backed by an extremely defensive FRE pushed by fundraising across our private market strategies and long-term lockups, with a considerable upside coming from our liquid investment portfolio. Our business model has been able to guarantee an extremely healthy growth for our company in one of the most challenging scenarios these past quarters and helped us navigate these times while still delivering growth and attractive dividend distributions to our shareholders.”

Dividend

Vinci Partners has declared a quarterly dividend of US$0.20 per share to record holders of common stock at the close of business on November 23, 2022. This dividend will be paid on December 08, 2022.

Third quarter 2022 Highlights

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About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009.

Vinci Partners’ business segments include Private Markets (Private Equity, Real Estate, Infrastructure, Special Situations and Credit), Liquid Strategies (Public Equities and Hedge Funds), Investment products and Solutions, and Financial Advisory. As of September 30, 2022, the firm had R$63 billion of assets under management.

Webcast and Earnings Conference Call

Vinci Partners will host a conference call at 5:00pm EST on Wednesday, November 09, 2022, to announce its third quarter 2022 results.

To access the webcast please visit the Events & Presentations’ section of the Company's website at: https://ir.vincipartners.com/news-and-events/events-and-presentations.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

To access the conference call through dial in, please register at 3Q22 VINP Earnings Dial In to obtain the conference number and access code.

Investor Contact

ShareholderRelations@vincipartners.com NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Nick Lamplough / Kate Thompson / Katie Villany

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

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Segment Earnings
(R$ thousands, unless mentioned)	3Q’21	2Q’22	3Q’22	∆ YoY(%)	3Q’21 YTD	3Q’22 YTD	∆ YoY(%)
Net revenue from management fees	92,855	89,271	95,361	3%	269,476	271,861	1%
Net revenue from advisory fees	25,163	6,659	7,267	-71%	46,607	17,600	-62%
Total Fee Related Revenues	118,018	95,930	102,628	-13%	316,083	289,461	-8%
Segment personnel expenses	(5,600)	(6,233)	(6,509)	16%	(16,225)	(19,291)	19%
Other G&A expenses	(5,163)	(4,178)	(4,725)	-8%	(12,795)	(13,406)	5%
Corporate center expenses	(18,149)	(21,350)	(22,067)	22%	(56,957)	(62,178)	9%
Bonus compensation related to management and advisory	(25,994)	(17,267)	(19,798)	-24%	(61,602)	(54,337)	-12%
Total Fee Related Expenses	(54,906)	(49,028)	(53,099)	-3%	(147,580)	(149,211)	1%
FEE RELATED EARNINGS (FRE)ii	63,112	46,902	49,529	-22%	168,503	140,250	-17%
FRE Margin (%)	53.5%	48.9%	48.3%		53.3%	48.5%
FRE per shareiii (R$/share)	1.12	0.84	0.89		2.97	2.52
Net revenue from performance fees	5,610	3,839	31	-99%	34,185	7,042	-79%
Performance based compensation	(1,798)	(1,427)	(537)	-70%	(12,907)	(2,996)	-77%
PERFORMANCE RELATED EARNINGS (PRE)	3,812	2,412	(506)	N/A	21,278	4,046	-81%
PRE Margin (%)	68.0%	62.8%	N/A		62.2%	57.5%
(-) Unrealized performance fees	7,036	–	2,571	-63%	(2,451)	1,935	N/A
(+) Unrealized performance compensation	(2,258)	–	(910)	-60%	872	(685)	N/A
(+) Realized GP investment income	1,421	4,926	5,738	304%	1,878	12,709	577%
SEGMENT DISTRIBUTABLE EARNINGS	73,123	54,240	56,422	-23%	190,081	158,255	-17%
Segment DE Margin (%)	55.4%	51.8%	50.8%		54.4%	50.9%
(+) Depreciation and amortization	925	976	1,223	32%	2,790	3,183	14%
(+) Realized financial income	315	20,001	31,726	9,972%	19,198	76,723	300%
(-) Leasing expenses	(3,065)	(2,400)	(2,297)	-25%	(9,328)	(7,169)	-23%
(-) Other items	775	644	(1,689)	N/A	(459)	(2,181)	375%
(-) Non-recurring expenses	–	(962)	(523)	N/A	–	(6,595)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(10,330)	(12,064)	(12,020)	16%	(38,562)	(35,685)	-7%
DISTRIBUTABLE EARNINGS (DE)iv	61,743	60,435	72,842	18%	163,719	186,532	14%
DE Margin (%)	46.6%	48.5%	51.0%	44.4%		48.1%
DE per share (R$/share)v	1.09	1.09	1.32		2.89	3.36
(+) Non-recurring expensesvi including income tax related to realized expense	–	635	353	N/A	–	5,425	N/A
ADJUSTED DISTRIBUTABLE EARNINGS	61,743	61,070	73,195	19%	163,719	191,957	17%
Adjusted DE Margin (%)	46.6%	49.0%	51.3%		44.4%	49.5%
Adjusted DE per share (R$/share)	1.09	1.10	1.32		2.89	3.45

Total Fee-Related Revenuesvii of R$102.6 million for the quarter ended September 30, 2022, compared to R$118.0 million for the quarter ended September 30, 2021, a decrease of 13% year-over year, due to a higher contribution from advisory fees in the 3Q'21. Management fees were up 3% year-over-year. Fee related revenues were up 7% quarter-over-quarter, a combination of the strong fundraising occurred in the latter part of the quarter ended June 30, 2022, starting to positively impact revenues in the third quarter, and the partial impact coming from the SPS acquisition, closed in mid- August. Fee-related revenues were R$289.5 million for the nine months ended September 30, 2022, a decrease of 8% when compared to the nine months ended September 30, 2021, driven by stronger deal activity in 2021 resulting in higher advisory fees in the period. Management fees for the nine months ended September 30, 2022, were up 1% year- over-year, when compared to the nine months ended September 30, 2021.

Fee Related Earnings (“FRE”) of R$49.5 million (R$0.89/share) for the quarter ended September 30, 2022, up 6% quarter- over-quarter, driven by the strong fundraising across Private Markets at the end of the quarter ended June 30, 2022, that started to impact management fee revenues in the third quarter, combined with the partial impact from the SPS acquisition, closed in mid-August. FRE for the quarter ended September 30, 2022, represented a decrease of 22% year-over-year when compared to FRE for the quarter ended September 30, 2021. This decrease comes primarily from the Financial Advisory segment, following record revenues posted in the 3Q'21. Additionally, in 2022 FRE has been negatively impacted by investments made in our new segment, still in development, VRS. Considering only the asset management segments, FRE would be down 1% year-over-year, impacted partially by higher fixed costs following the rise in inflation rates and the return of travel costs to pre-pandemic levels, combined with a mark-to-market effect in Liquid Strategies' funds in 2022.

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FRE Marginviii was 48.3% for the quarter ended September 30, 2022, a decrease of 5.2 percentage points when compared to the quarter ended September 30, 2021, impacted partially by higher fixed costs following the rise in inflation rates combined with the reduction in advisory fees when compared to 2021 levels, a consequence of its cyclicality recurrency, and investments made in 2022 in the new VRS segment. On a comparable basis, 3Q’22 FRE margin disregarding our recently announced VRS segment, would be 49.7%.

Performance Related Earnings (“PRE”)ix of negative R$0.5 million for the quarter ended September 30, 2022, compared to R$3.8 million for the quarter ended September 30, 2021. PRE is negative in the quarter as a result of the mark-to- market correction in the unrealized performance fees booked in the company’s balance sheet. PRE was R$4.0 million for the nine months ended September 30, 2022, a decrease of 81% when compared to the nine months ended September 30, 2021. In the 3Q’21 the platform was positively impacted by higher contributions coming from international exclusive mandates in IP&S, which did not occur in 2022, following the strong correction across international markets during the third quarter of 2022.

Segment Distributable Earningsx of R$56.4 million for the quarter ended September 30, 2022, compared to R$73.1 million for the quarter ended September 30, 2021, a decrease of 23% year-over-year. Segment Distributable Earnings were R$158.3 million for the nine months ended September 30, 2022, down 17% year-over-year, when compared to the nine months ended September 30, 2021.

Adjusted Distributable Earnings (“DE”) of R$73.2 million (R$1.32/share) for the quarter ended September 30, 2022, compared to R$61.7 million for the quarter ended September 30, 2021, an increase of 19% year-over-year, driven by a greater contribution from financial income and recent fundraisings across Private Market strategies. Adjusted DE was R$192.0 million for the nine months ended September 30, 2022, an increase of 17% when compared to the nine months ended September 30, 2021.

Adjusted DE Marginxi was 51.3% for the quarter ended September 30, 2022, a 4.7 percentage point increase compared to 46.6% for the quarter ended September 30, 2021. For the nine months ended September 2022, Adjusted DE Margin reached 49.5%, an increase of 5.1 percentage points.

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Segment Highlights Private Market Strategies
(R$ thousands, unless mentioned)	3Q’21	2Q’22	3Q’22	∆ YoY (%)	3Q’21 YTD	3Q’22 YTD	∆ (%)
Net revenue from management fees	49,057	47,654	52,949	8%	145,045	147,362	2%
Net revenue from advisory fees	823	275	560	-32%	3,969	1,301	-67%
Total Fee Related Revenues	49,880	47,929	53,509	7%	149,014	148,663	0%
Segment personnel expenses	(2,739)	(2,923)	(3,148)	15%	(7,899)	(8,807)	11%
Other G&A expenses	(3,671)	(2,411)	(2,549)	-31%	(8,903)	(7,715)	-13%
Corporate center expenses	(7,441)	(10,827)	(11,287)	52%	(27,817)	(31,668)	14%
Bonus compensation related to management and advisory	(10,053)	(7,426)	(9,662)	-4%	(25,351)	(24,395)	-4%
Total Fee Related Expenses	(23,904)	(23,587)	(26,646)	11%	(69,971)	(72,585)	4%
FEE RELATED EARNINGS (FRE)	25,976	24,342	26,863	3%	79,043	76,078	-4%
FRE Margin (%)	52.1%	50.8%	50.2%		53.0%	51.2%
Net revenue from performance fees	962	1,719	(2,559)	N/A	3,216	(201)	N/A
Realized performance fees	10	1,719	11	14%	765	1,734	127%
Unrealized performance fees	952	–	(2,571)	N/A	2,451	(1,935)	N/A
Performance based compensation	(340)	(609)	905	N/A	(1,071)	70	N/A
PERFORMANCE RELATED EARNINGS (PRE)	622	1,110	(1,654)	N/A	2,145	(131)	N/A
PRE Margin (%)	64.7%	64.6%	64.6%		66.7%	65.1%
(-) Unrealized performance fees	(952)	–	2,571	N/A	(2,451)	1,935	N/A
(+) Unrealized performance compensation	337	–	(910)	N/A	869	(685)	N/A
(+) Realized GP investment income	1,421	4,926	5,738	304%	1,878	12,709	577%
SEGMENT DISTRIBUTABLE EARNINGS	27,405	30,377	32,607	19%	81,484	89,906	10%
Segment DE Margin (%)	53.4%	55.7%	55.0%		53.7%	55.1%
ASSETS UNDER MANAGEMENT (AUM R$ millions)	21,657	23,998	27,603	27%	21,657	27,603	27%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	19,680	20,722	24,183	23%	19,680	24,183	23%
AVERAGE MANAGEMENT FEE RATE (%)	0.98%	0.90%	0.87%		0.98%	0.89%
FULL TIME EMPLOYEES	50	46	62	24%	50	62	24%

Fee related earnings (FRE) of R$26.9 million for the quarter ended September 30, 2022, up 3% year-over-year, driven by a combination of the strong fundraising over the 3Q’22 LTM across private market funds and the partial effect from the incorporation of Vinci SPS. The acquisition, closed in mid-August, has a combined upside from the fourth quarter onwards as it impacts the full three months of the quarter and deploys capital in its third vintage, increasing the average management fee rate.

Average Management fee Rate of 0.87% for the third quarter ended September 30, 2022, representing a decrease of 3 basis points quarter-over-quarter and 11 basis points year-over-year. This decrease is a combination of the current lower average management fee rate for R$1.7 billion in AUM coming from recently raised and/or incorporated funds, which will have a positive upside to average management fee rates as these products deploy capital throughout the next quarters (highlights to Vinci SPS’ third vintage and Vinci Credit Infra).

Segment Distributable Earnings of R$32.6 million for the quarter ended September 30, 2022, up 19% year-over-year. Segment DE was R$89.9 million over the nine months ended September 30, 2022, up 10% when compared to the nine months ended September 30, 2021, boosted by a higher contribution from GP investment income coming from dividend distributions from the company's seed investments in proprietary listed REITs.

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AUM of R$27.6 billion at the end of the 3Q’22, an increase of 27% year-over-year, driven by strong fundraising across Private Equity and Credit strategies and the acquisition of SPS Capital.

Liquid Strategies
(R$ thousands, unless mentioned)	3Q’21	2Q’22	3Q’22	∆ YoY (%)	3Q’21 YTD	3Q’22 YTD	∆ (%)
Net revenue from management fees	23,273	20,210	20,720	-11%	66,276	61,502	-7%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	23,273	20,210	20,720	-11%	66,276	61,502	-7%
Segment personnel expenses	(1,431)	(1,394)	(1,398)	-2%	(4,111)	(4,176)	2%
Other G&A expenses	(598)	(780)	(1,009)	69%	(1,903)	(2,465)	30%
Corporate center expenses	(3,085)	(4,592)	(4,643)	50%	(11,774)	(13,438)	14%
Bonus compensation related to management and advisory	(5,864)	(3,922)	(4,134)	-29%	(13,176)	(12,005)	-9%
Total Fee Related Expenses	(10,978)	(10,688)	(11,185)	2%	(30,964)	(32,084)	4%
FEE RELATED EARNINGS (FRE)	12,295	9,522	9,535	-22%	35,312	29,418	-17%
FRE Margin (%)	52.8%	47.1%	46.0%		53.3%	47.8%
Net revenue from performance fees	1,689	1,300	1,424	-16%	10,149	5,049	-50%
Realized performance fees	1,689	1,300	1,424	-16%	10,149	5,049	-50%
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(569)	(459)	(743)	31%	(5,287)	(1,924)	-64%
PERFORMANCE RELATED EARNINGS (PRE)	1,120	841	681	-39%	4,862	3,125	-36%
PRE Margin (%)	66.3%	64.7%	47.8%		47.9%	61.9%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	13,415	10,363	10,216	-24%	40,174	32,543	-19%
Segment DE Margin (%)	53.7%	48.2%	46.1%		52.6%	48.9%
ASSETS UNDER MANAGEMENT (AUM R$ millions)	12,600	9,845	10,760	-15%	12,600	10,760	-15%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	12,466	9,708	10,606	-15%	12,466	10,606	-15%
AVERAGE MANAGEMENT FEE RATE (%)	0.76%	0.78%	0.86%		0.72%	0.79%
FULL TIME EMPLOYEES	24	22	23	-4%	24	23	-4%

Fee related earnings (FRE) of R$9.5 million for the quarter ended September 30, 2022, down 22% year-over-year. FRE was R$29.4 million over the nine months ended September 30, 2022, a decrease of 17% when compared to the nine months ended September 30, 2021, driven by the mark-to-market effect in liquid strategies' AUM combined with outflows experienced in the previous quarters that negatively impacted management fee revenues in 2022.

Performance related earnings (PRE) of R$0.7 million for the quarter ended September 30, 2022, down 39% year-over- year. PRE was R$3.1 million over the nine months ended September 30, 2022, a decrease of 36% when compared to the nine months ended September 30, 2021.

Segment Distributable Earnings of R$10.2 million for the quarter ended September 30, 2022, down 24% year-over-year. Segment DE was R$32.5 million over the nine months ended September 30, 2022, a decrease of 19% when compared to the nine months ended September 30, 2021.

AUM was R$10.8 billion at the end of the 3Q’22. Liquid strategies' AUM has not suffered from significant outflows in the quarter and has followed the recovery trend in local markets, accumulating R$1.0 billion in net appreciation during the period.

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Investment Products and Solutions
(R$ thousands, unless mentioned)	3Q’21	2Q’22	3Q’22	∆ YoY (%)	3Q’21 YTD	3Q’22 YTD	∆ (%)
Net revenue from management fees	20,525	21,407	21,692	6%	58,154	62,995	8%
Net revenue from advisory fees	8	7	7	-11%	47	21	-55%
Total Fee Related Revenues	20,533	21,414	21,699	6%	58,201	63,016	8%
Segment personnel expenses	(1,032)	(1,078)	(1,075)	4%	(3,011)	(3,980)	32%
Other G&A expenses	(491)	(450)	(622)	27%	(1,300)	(1,672)	29%
Corporate center expenses	(3,993)	(4,864)	(4,923)	23%	(11,775)	(13,852)	18%
Bonus compensation related to management and advisory	(5,377)	(3,557)	(4,125)	-23%	(12,972)	(11,837)	-9%
Total Fee Related Expenses	(10,893)	(9,948)	(10,745)	-1%	(29,059)	(31,341)	8%
FEE RELATED EARNINGS (FRE)	9,640	11,466	10,954	14%	29,142	31,675	9%
FRE Margin (%)	47.0%	53.5%	50.5%		50.1%	50.3%
Net revenue from performance fees	2,959	820	1,167	-61%	20,822	2,194	-89%
Realized performance fees	10,947	820	1,167	-89%	20,822	2,194	-89%
Unrealized performance fees	(7,988)	–	–	N/A	–	–	N/A
Performance based compensation	(889)	(360)	(698)	-22%	(6,549)	(1,142)	-83%
PERFORMANCE RELATED EARNINGS (PRE)	2,070	460	469	-77%	14,273	1,052	-93%
PRE Margin (%)	69.9%	56.1%	40.2%		68.5%	48.0%
(-) Unrealized performance fees	7,988	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	(2,596)	–	–	N/A	3	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	17,102	11,926	11,422	-33%	43,418	32,727	-25%
Segment DE Margin (%)	54.3%	53.6%	50.0%		54.9%	50.2%
ASSETS UNDER MANAGEMENT (AUM R$ millions)	23,695	25,659	25,029	6%	23,695	25,029	6%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$ millions)	23,540	25,545	24,911	6%	23,540	24,911	6%
AVERAGE MANAGEMENT FEE RATE (%)	0.39%	0.38%	0.38%		0.39%	0.38%
FULL TIME EMPLOYEES	16	16	16	0%	16	16	0%

Fee related earnings (FRE) of R$11.0 million for the quarter ended September 30, 2022, up 14% year-over-year driven by the growth in management fees following strong fundraising over the last twelve months. FRE was R$31.7 million over the nine months ended September 30, 2022, an increase of 9% when compared to the nine months ended September 30, 2021.

Performance related earnings (PRE) of R$0.5 million for the quarter ended September 30, 2022, down 77% year-over- year, primarily due to the realization of performance fees coming from international exclusive mandates in the 3Q’21 which did not take place in the 3Q'22. PRE over the nine months ended September 30, 2022, was R$1.1 million, a decrease of 93% when compared to the nine months ended September 30, 2021.

Segment Distributable Earnings of R$11.4 million for the quarter ended September 30, 2022, down 33% year-over-year, due to a higher contribution from PRE in the 3Q’21. Segment DE was R$32.7 million over the nine months ended September 30, 2022, a decrease of 25% when compared to the nine months ended September 30, 2021.

AUM of R$25.0 billion, up 6% year-over-year, following the strong fundraising across our pension plan products.

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Financial Advisory

(R$ thousands, unless mentioned)	3Q’21	2Q’22	3Q’22	∆ YoY (%)	3Q’21 YTD	3Q’22 YTD	∆ (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	24,332	6,378	6,700	-72%	42,591	16,279	-62%
Total Fee Related Revenues	24,332	6,378	6,700	-72%	42,591	16,279	-62%
Segment personnel expenses	(398)	(530)	(502)	26%	(1,204)	(1,537)	28%
Other G&A expenses	(403)	(165)	(82)	-80%	(710)	(456)	-36%
Corporate center expenses	(3,630)	(1,067)	(1,121)	-69%	(5,569)	(3,127)	-44%
Bonus compensation related to management and advisory	(4,701)	(1,350)	(1,379)	-71%	(10,102)	(3,587)	-64%
Total Fee Related Expenses	(9,132)	(3,112)	(3,084)	-66%	(17,585)	(8,707)	-50%
FEE RELATED EARNINGS (FRE)	15,200	3,265	3,616	-76%	25,006	7,572	-70%
FRE Margin (%)	62.5%	51.2%	54.0%		58.7%	46.5%
SEGMENT DISTRIBUTABLE EARNINGS	15,200	3,265	3,616	-76%	25,006	7,572	-70%
Segment DE Margin (%)	62.5%	51.2%	54.0%		58.7%	46.5%
FULL TIME EMPLOYEES	8	10	10	25%	8	10	25%

Fee related earnings (FRE) of R$3.6 million for the quarter ended September 30, 2022, down 76% year-over-year. FRE was R$7.6 million over the nine months ended September 30, 2022, a decrease of 70% when compared to the nine months ended September 30, 2021, due to a stronger deal environment in 2021.

Segment Distributable Earnings over the nine months ended September 30, 2022, were R$7.6 million, a decrease of 70% year-over-year when compared to the nine months ended September 30, 2021.

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Retirement Services

(R$ thousands, unless mentioned)/	3Q’21	2Q’22	3Q’22	∆ YoY (%)	3Q’21 YTD	3Q’22 YTD	∆ (%)
Net revenue from management fees	–	–	–	–	–	–	–
Net revenue from advisory fees	–	–	–	–	–	–	–
Total Fee Related Revenues	–	–	–	–	–	–	–
Segment personnel expenses	–	(308)	(386)	–	–	(791)	–
Other G&A expenses	–	(372)	(463)	–	–	(1,098)	–
Corporate center expenses	–	–	(92)	–	–	(92)	–
Bonus compensation related to management and advisory	–	(1,012)	(500)	–	–	(2,514)	–
Total Fee Related Expenses	–	(1,692)	(1,441)	–	–	(4,495)	–
FEE RELATED EARNINGS (FRE)	–	(1,692)	(1,441)	–	–	(4,495)	–
FRE Margin (%)	–	–	–		–	–
Net revenue from performance fees	–	–	–	–	–	–	–
Realized performance fees	–	–	–	–	–	–	–
Unrealized performance fees	–	–	–	–	–	–	–
Performance based compensation	–	–	–	–	–	–	–
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	–	–	–	–
PRE Margin (%)	–	–	–		–	–
(-) Unrealized performance fees	–	–	–	–	–	–	–
(+) Unrealized performance compensation	–	–	–	–	–	–	–
SEGMENT DISTRIBUTABLE EARNINGS	–	(1,692)	(1,441)	–	–	(4,495)	–
Segment DE Margin (%)	–	–	–		–	–

ASSETS UNDER MANAGEMENT (AUM R$millions)	–	–	–	–	–	–	–
FULL TIME EMPLOYEES	–	5	6	–	–	6	–

Fee Related Earnings (FRE) of negative R$1.4 million for the quarter ended September 30, 2022. FRE was negative R$4.5 million to the nine months ended September 30, 2022.

VRS segment is in the final stages of product structuring and is expected to launch in early 2023.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Income Statement

(R$ thousands, unless mentioned)	3Q’21	2Q’22	3Q’22	∆ YoY(%)	3Q’21 YTD	3Q’22 YTD	∆ (%)
REVENUES
Net revenue from management fees	92,855	89,271	95,361	3%	269,476	271,861	1%
Net revenue from performance fees	5,610	3,839	31	-99%	34,185	7,042	-79%
Realized performance fees	12,646	3,839	2,602	-79%	31,734	8,977	-72%
Unrealized performance fees	(7,036)	–	(2,571)	-63%	2,451	(1,935)	N/A
Net revenue from advisory	25,163	6,659	7,267	-71%	46,607	17,600	-62%
Total net revenues from services rendered	123,628	99,769	102,659	-17%	350,268	296,503	-15%
EXPENSES
Bonus related to management and advisory	(25,994)	(17,267)	(19,798)	-24%	(61,602)	(54,337)	-12%
Performance based compensation	(1,798)	(1,427)	(537)	-70%	(12,907)	(2,996)	-77%
Realized	(4,056)	(1,427)	(1,448)	-64%	(12,035)	(3,682)	-69%
Unrealized	2,258	–	910	-60%	(872)	685	N/A
Total compensation and benefitsxii	(27,792)	(18,694)	(20,335)	-27%	(74,509)	(57,333)	-23%
Segment personnel expenses	(5,600)	(6,233)	(6,509)	16%	(16,225)	(19,291)	19%
Other general and administrative expenses	(5,163)	(4,178)	(4,725)	-8%	(12,795)	(13,406)	5%
Corporate center expenses	(18,149)	(21,350)	(22,067)	22%	(56,957)	(62,178)	9%
Total expenses	(56,704)	(50,455)	(53,636)	-5%	(160,487)	(152,207)	-5%
Operating profit	66,924	49,314	49,023	-27%	189,781	144,296	-24%
OTHER ITEMS
GP Investment income	(290)	(7,211)	9,673	N/A	(4,335)	(1,707)	-61%
Realized gain from GP investment income	1,421	4,926	5,738	304%	1,878	12,709	577%
Unrealized gain from GP investment income	(1,711)	(12,137)	3,935	N/A	(6,213)	(14,416)	132%
Financial income	(326)	21,193	31,701	N/A	18,323	77,602	324%
Realized gain from financial income	315	20,001	31,726	9,972%	19,198	76,723	300%
Unrealized gain from financial income	(641)	1,192	(25)	-96%	(875)	879	N/A
Leasing expenses	(3,065)	(2,400)	(2,297)	-25%	(9,328)	(7,169)	-23%
Other itemsxiii	775	644	(1,689)	N/A	(459)	(2,181)	375%
Share Based Plan	(1,014)	(2,468)	(5,609)	453%	(2,656)	(8,813)	232%
Nonrecurring expenses	–	(962)	(523)	N/A	–	(6,595)	N/A
Total Other Items	(3,920)	8,796	31,256	N/A	1,545	51,137	3210%
Profit before income taxes	63,004	58,110	80,279	27%	191,326	195,433	2%
(-) Income taxes	(11,401)	(11,711)	(11,072)	-3%	(39,304)	(34,522)	-12%
NET INCOME	51,603	46,399	69,207	34%	152,022	160,911	6%
(+) Non-recurring expenses including income tax related to realized expense	–	635	353	N/A	–	5,425	N/A
ADJUSTED NET INCOME	51,603	47,034	69,560	35%	152,022	166,335	9%

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Total net revenues from services rendered of R$102.7 million for the quarter ended September 30, 2022, up 3% quarter-over-quarter, following strong fundraising across Private Market funds and IP&S combined with the partial effect coming from the SPS Capital acquisition, closed in Mid-August, which will start to fully impact revenues in the fourth quarter. Total net revenues in the third quarter of 2022 were down 17% year-over-year, due to a higher contribution from advisory fees and performance fees in the 3Q'21. Net revenues for the nine months ended September 30, 2022, were R$296.5 million, represented a 15% decrease when compared to the nine months ended September 30, 2021, a result from higher advisory and performances fees in the same period of the prior year.

•	Management fee revenues of R$95.4 million for the quarter ended September 30, 2022, up 7% quarter-over- quarter, driven by fundraisings across Private Market funds at the end of the second quarter of 2022 which started to impact management fee revenues in the third quarter, combined with management fees coming from the SPS Capital acquisition at the end of this quarter. Management fee revenues were up 3% year-over-year, following the strong fundraising across Private Markets and IP&S over the last-twelve-months.

•	Performance fee revenues of R$31 thousand for the quarter ended September 30, 2022, compared to R$5.6 million for the quarter ended September 30, 2021, a decrease of 99% year-over-year, coming primarily from the mark-to-market effect in accrued performance fees booked in the company’s balance sheet, which resulted in negative R$2.6 million net unrealized performance fees. Additionally, the platform was positively impacted by higher contributions coming from international exclusive mandates in IP&S in the 3Q’21, which did not take place in 2022.

•	Advisory fee revenues of R$7.3 million for the quarter ended September 30, 2022, compared to R$25.2 million for the quarter ended September 30, 2021, a decrease of 71% year-over-year. Advisory revenues for the nine months ended September 30, 2022, were R$17.6 million, down 62% when compared to the nine months ended September 30, 2021, due to a stronger contribution from advisory fees in 2021.

Total expenses for the quarter ended September 30, 2022, of R$53.6 million, compared to R$56.7 million for the quarter ended September 30, 2021, a decrease of 5% year-over-year. Total expenses for the nine months ended September 30, 2022, were R$152.2 million, down 5% when compared to the nine months ended September 30, 2021.

•	Bonus related to management and advisory fees of R$19.8 million for the quarter ended September 30, 2022, compared to R$26.0 million for the quarter ended September 30, 2021, a decrease of 24% year-over-year. Bonus related to management and advisory was R$54.3 million for the nine months ended September 30, 2022, down 12% year-over-year, when compared to the nine months ended September 30, 2021.

•	Performance based compensation of R$0.5 million for the quarter ended September 30,2022, compared to R$1.8 million for the quarter ended September 30, 2021, a decrease of 70% year-over-year. Performance based compensation for the nine months ended September 30, 2022, was R$3.0 million, a decrease of 77% year-over- year, when compared to the nine months ended September 30, 2021.

•	Segment personnel expensesxiv of R$6.5 million for the quarter ended September 30, 2022, compared to R$5.6 million for the quarter ended September 30, 2021, an increase of 16% year-over-year. Segment personnel expenses for the nine months ended September 30, 2022, was R$19.3 million, up 19% year-over-year, when compared to the nine months ended September 30, 2021, primarily due to higher inflation in the period affecting fixed costs.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

•	Corporate center expensesxv of R$22.1 million for the quarter ended September 30, 2022, compared to R$18.1 million for the quarter ended September 30, 2021, an increase of 22% year-over-year. Corporate center expenses were up year-over-year due to higher inflation in the period and the return of travel expenses to the same levels experienced before COVID-19 pandemic. Corporate center expenses for the nine months ended September 30, 2022, were R$62.2 million, up 9% year-over-year, when compared to the nine months ended September 30, 2021.

•	Other general and administrative expensesxvi of R$4.7 million for the quarter ended September 30, 2022, compared to R$5.2 million for the quarter ended September 30, 2021, a decrease of 8% year-over-year. Other G&A expenses for the nine months ended September 30, 2022, were R$13.4 million, up 5% year-over-year, when compared to the nine months ended September 30, 2021.

Operating Profit of R$49.0 million for the quarter ended September 30, 2022, compared to R$66.9 million for the quarter ended September 30, 2021, a decrease of 27% year-over-year. Operating profit for the nine months ended September 30, 2022, was R$144.3 million, down 24% year-over-year, when compared to the nine months ended September 30, 2021.

GP Investment incomexvii, a result of the company’s GP investments in its proprietary private market funds, was R$9.7 million for the quarter ended September 30, 2022, compared to negative R$0.3 million for the quarter ended September 30, 2021, following the positive mark-to-market effect coming from the company’s position in proprietary listed REITs and an increase of realized income coming from REITs’ dividend distributions. GP Investment income for the nine months ended September 30, 2022, was negative R$1.7 million compared to negative R$4.3 million for the nine months ended September 30, 2021.

Financial Incomexviii of R$31.7 million for the quarter ended September 30, 2022, compared to negative R$0.3 million for the quarter ended September 30, 2021, a result of financial gains from the company’s cash position, primarily allocated to funds exposed to federal fixed-income bonds. Financial income for the nine months ended September 30, 2022, was R$77.6 million, up 324% year-over-year, when compared to the nine months ended September 30, 2021.

Leasing Expensesxix of R$2.3 million for the quarter ended September 30, 2022, compared to R$3.1 million for the quarter ended September 30, 2021, a decrease of 25% year-over-year.

Share Based Plan expensesxx of R$5.6 million for the quarter ended September 30, 2022. In the nine months ended September 30, 2022, share based plan expenses accounted for R$8.8 million.

Nonrecurring expenses of R$523 thousand for the quarter ended September 30, 2022. Non-recurring expenses are composed by expenses related to professional services to matters related to acquisitions.

Profit before income taxes of R$80.3 million for the quarter ended September 30, 2022, compared to R$63.0 million for the quarter ended September 30, 2021, an increase of 27% year-over-year. Profit before income taxes for the nine months ended September 30, 2022, was R$195.4 million, an increase of 2% when compared to the nine months ended September 30, 2021.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Income Taxesxxi of R$11.1 million for the quarter ended September 30, 2022, which represented an effective tax rate for the quarter of 14%, compared to R$11.4 million for the quarter ended September 30, 2021, which represented an effective tax rate of 18%, representing a decrease of 4.3 percentage points year-over-year, driven by the increase of gains coming from GP Investment income and financial income.

Adjusted Net Income of R$69.6 million for the quarter ended September 30, 2022, compared to R$51.6 million for the quarter ended September 30, 2021, an increase of 35% year-over-year. Adjusted Net Income was R$166.3 million for the nine months ended September 30, 2022, up 9% year-over-year, when compared to the nine months ended September 30, 2021.

Supplement Details

Assets Under Management (AUM)xxii Rollforward – R$ millions

For the Three Months Ended September 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	13,013	7,064	25,659	1,460	5,208	4,318	2,781	–	59,502
(+/-) Capital Subscription / (capital return)	113	–	–	–	78	157	–	–	348
(+) Capital Subscription	129	–	0	0	180	199	–	–	508
(-) Capital Return	(16)	–	(0)	(0)	(102)	(43)	–	–	(161)
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(35)	(1,505)	–	(46)	(8)	(43)	–	(1,637)
(+/-) Appreciation / (depreciation)	525	838	875	46	648	(2)	154	40	3,124
Ending Balance	13,650	7,868	25,029	1,505	5,888	4,465	2,892	2,096	63,392

For the Twelve Months Ended September 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	10,962	9,514	23,695	2,466	5,411	2,818	3,086	–	57,952
(+/-) Capital Subscription / (capital return)	2,218	–	142	(1,026)	19	1,112	–	–	2,464
(+) Capital Subscription	2,245	–	142	162	435	1,253	–	–	4,238
(-) Capital Return	(27)	–	(0)	(1,188)	(416)	(142)	–	–	(1,774)
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(1,337)	300	–	(30)	268	(375)	–	(1,174)
(+/-) Appreciation / (depreciation)	471	(309)	892	65	488	267	181	40	2,095
Ending Balance	13,650	7,868	25,029	1,505	5,888	4,465	2,892	2,096	63,392

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Fee Earning Assets Under Management (FEAUM) Rollforward – R$ millions

For the Three Months Ended September 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	9,797	7,002	25,545	1,399	5,208	4,318	2,706	–	55,975
(+/-) Capital Subscription / (capital return)	113	–	–	–	78	157	–	–	348
(+) Capital Subscription	129	–	0	0	180	199	–	–	508
(-) Capital Return	(16)	–	(0)	(0)	(102)	(43)	–	–	(161)
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(35)	(1,505)	–	(46)	(8)	(56)	–	(1,650)
(+/-) Appreciation / (depreciation)	378	838	871	48	648	(2)	152	40	2,972
Ending Balance	10,288	7,805	24,911	1,447	5,888	4,465	2,801	2,096	59,700

For the Twelve Months Ended June 30, 2022

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Vinci SPS	Total
Beginning balance	9,089	9,443	23,540	2,363	5,411	2,818	3,023	–	55,686
(+/-) Capital Subscription / (capital return)	923	–	142	(976)	19	1,112	–	–	1,220
(+) Capital Subscription	950	–	142	162	435	1,253	–	–	2,943
(-) Capital Return	(27)	–	(0)	(1,138)	(416)	(142)	–	–	(1,723)
(+) Acquisitions	–	–	–	–	–	–	–	2,055	2,055
(+/-) Net Inflow / (outflow)	–	(1,333)	327	–	(30)	268	(391)	–	(1,160)
(+/-) Appreciation / (depreciation)	276	(305)	902	60	488	267	170	40	1,899
Ending Balance	10,288	7,805	24,911	1,447	5,888	4,465	2,801	2,096	59,700

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Accrued Performance Fees – Private Market Funds

(R$ mm)	2Q’22	Unrealized Performance Fees	Realized Distributions	3Q’22
Private Equity	126.1	11.2	-	137.3
Infrastructure	19.9	(2.6)	-	17.3
Real Estate	0.1	(0.1)	-	0.0
Credit	0.0	0.1	-	0.1
Total	146.1	8.7	-	154.8

Vinci Partners recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement.

The fund FIP Infra Transmissão in Infrastructure had R$17.3 million as of the end of the third quarter of 2022 booked as unrealized performance fees in the company´s balance sheet.

Accrued performance fees shown for Private Equity funds of R$137.3 million and for Credit funds of R$0.1 million as of the end of the third quarter of 2022 have not been booked as unrealized performance fees in the company´s balance sheet.

Investment Records – IP&S, Liquid Strategies, Credit and Listed REIT

Fund	Segment	NAVxxiii (R$ millions)	3Q22	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	530.1	5.9%	9.1%	5.8%	10.6%	CDIxxiv	CDI
Atlas Strategyxxv	Hedge Funds	465.2	5.4%	9.9%	5.5%	9.8%	CDI	CDI
Vinci Total Return	Hedge Funds	250.9	14.2%	9.1%	0.2%	10.2%	IPCAxxvi+ Yield IMA-Bxxvii	IPCA + Yield IMA-B
Mosaico Strategyxxviii	Public Equities	1,047.7	-9.1%	1.6%	-8.5%	-3.6%	IBOVxxix	IBOV
Vinci Gas Dividendos FIA	Public Equities	534.2	-5.3%	9.3%	-5.2%	6.2%	IBOV	IBOV
Vinci Valorem FIM	IP&S	3,066.5	3.6%	8.1%	3.7%	8.5%	IMA-B 5	IMA-B 5
Equilibrio Strategyxxx	IP&S	2,070.7	3.6%	8.3%	3.6%	8.4%	IPCA	-
Vinci Selection Equities FIA	IP&S	634.3	-3.6%	5.5%	-3.4%	-1.2%	IBOV	IBOV
Vinci Crédito Imobiliário I	Credit	240.5	0.1%	7.9%	8.7%	12.7%	IPCA	IPCA + 7.785%
Vinci Crédito Imobiliário II	Credit	698.5	0.8%	5.5%	6.0%	11.3%	IPCA	IPCA + 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	125.0	3.6%	10.0%	12.8%	19.4%	CDI	CDI
Vinci Energia Sustentável	Credit	589.0	-4.1%	-2.8%	-0.3%	8.2%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	324.0	1.7%	8.6%	13.5%	–	CDI	IPCA + 5%
VISC11	Real Estate (listed REIT)	1,959.9	12.7%	14.7%	17.8%	15.5%	IFIX[ix]	IPCA + 6%
VILG11	Real Estate (listed REIT)	1,645.4	18.2%	11.5%	13.6%	-2.1%	IFIX	IPCA + 6%
VINO11	Real Estate (listed REIT)	822.6	15.8%	-5.9%	-8.7%	1.7%	IFIX	IPCA + 6%
VIFI11	Real Estate (listed REIT)	61.6	13.5%	8.3%	12.7%	-4.4%	IFIX	IFIX
VIUR11	Real Estate (listed REIT)	217.7	17.0%	13.9%	8.2%	–	IFIX	IPCA + 6%
VCRI11	Real Estate (listed REIT)	157.8	-0.7%	-3.9%	–	–	IFIX	IPCA + Xxxxii%
VICA11	Real Estate (REIT)	373.3	1.0%	–	–	–	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Estate (REIT)	11.6	5.3%	9.2%	15.7%	–	IFIX	IFIX
VIGT11	Infrastructure (listed)	648.4	12.2%	4.9%	8.7%	-11.3%	-	-

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Benchmark	3Q22	YTD	12 M	24 M
IBOV	11.7%	5.0%	-0.8%	16.3%
CDI	3.3%	8.9%	10.9%	14.2%
IMA-B 5	0.4%	7.1%	9.2%	15.7%
IPCA + Yield IMA-B	1.0%	8.4%	12.9%	27.8%
IPCA	-1.3%	4.1%	7.2%	18.2%
IFIX	7.0%	6.6%	10.1%	7.0%

Investment Records – Closed End Private Markets fundsxxxiii

					(R$mm)
Fund 1	Private Equity	2004	1,415	1,206	5,065	211	5,276	4.4x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	1,805	1,874	2,322	4,196	2.3x	1.2x	12.2%	2.4%
VCP III	Private Equity	2018	4,000	2,113	34	3,400	3,434	1.6x	1.6x	45.3%	38.1%
VCP Strategyxxxvi	Private Equity		7,615	5,124	6,973	5,933	12,906	2.5x	2.2x	64.8%	70.2%
NE Empreendedor	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	134	91	124	215	1.6x	1.3x	19.6%	10.5%
VIR IV	Private Equity	2020	1,000	239	7	283	291	1.2x	1.2x	30.5%	33.9%
VIR Strategyxxxvii	Private Equity		1,276	386	124	408	532	1.4x	1.2x	22.1%	28.1%
SPS I	Vinci SPS	2018	128	170	112	147	259	1.5x	1.5x	27.4%	17.4%
SPS II	Vinci SPS	2020	671	952	345	887	1,232	1.3x	1.4x	28.4%	26.3%
SPS III	Vinci SPS	2021	1,070	252	–	293	293	1.2x	1.2x	NM	NM
SPS Strategyxxxviii	Vinci SPS		1,869	1,375	458	1,327	1,785	1.3x	1.4x	29.0%	24.0%
FIP Transmissãoxxxix	Infrastructure	2017	211	104	241	142	382	3.7x	2.7x	65.5%	48.7%
VIASxl	Infrastructure	2021	386	350	–	350	350	1.0x	1.1x	NM	NM
VFDLxli	Real Estate	2021	422	88	–	107	107	1.2x	1.8x	31.7%	28.8%

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

Shareholder Dividends

($ in thousands)	1H21	3Q'21	4Q'21	1Q’22	2Q’22	3Q'22
Distributable Earnings (R$)	101,976	61,743	68,515	53,255	60,435	72,842
Distributable Earnings (US$)xlii	19,397	11,377	13,637	10,615	11,795	14,281
DE per Common Share (US$)xliii	0.34	0.20	0.24	0.19	0.21	0.26
Actual Dividend per Common Sharexliv	0.30	0.16	0.20	0.17	0.17	0.20
Record Date	September 01,2021	December 01,2021	March 10, 2022	May 24, 2022	August 25, 2022	November 23, 2022
Payable Date	September 16, 2021	December 16,2021	March 24, 2022	June 08, 2022	September 09,2022	December 08, 2022

Vinci Partners generated R$1.32 or US$0.26 of Distributable Earnings per common share for the third quarter of 2022. The company declared a quarterly dividend of US$0.20 per common share to record holders as of November 23, 2022; payable on December 08, 2022.

Share Summary

VINP Shares	1Q'21	2Q'21	3Q'21	4Q'21	1Q’22	2Q'22	3Q'22
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class A – Partnership Units	27,175,861	27,175,861	27,175,861	27,175,861	27,175,861	27,175,861	27,175,861
Class A - Public Float	15,271,488	15,094,833	14,921,318	14,513,477	14,187,216	13,936,856	13,716,758
Common Shares Outstanding	56,913,588	56,736,933	56,563,418	56,155,577	55,829,316	55,578,956	55,358,858

Common Shares Outstanding as of quarter end of 55,358,858 shares.

•	Repurchased 220,098 common shares in the quarter, with an average share price of US$10.3.

•	Repurchased 1,554,730 common shares since the announcement of the first share repurchase plan, with an average share price of US$12.2.

•	Available authorization remaining was R$44.5 million on September 30, 2022.

IR.VINCIPARTNERS.COM SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

GP Commitment in Private Market funds

(R$ millions, unless mentioned) Fund	Segment	3Q’22 Commitments	Total Capital Committed	3Q’22 Capital Called	Total Capital Called	Capital Returned/ Dividends Payed (3Q’22)	Accumulated Capital Returned/ Dividends Payed	Fair value of investments
Nordeste III	Private Equity	–	5.0	–	3.1	0.3	1.6	3.2
VCP III	Private Equity	–	3.1	0.3	2.4	–	–	2.4
VIR IV	Private Equity	–	11.1	0.5	3.6	0.1	0.2	3.4
VCP IV	Private Equity	–	350.0	–	–	–	–	–
FIP Infra Transmissão (co- investment)xlv	Infrastructure	–	29.5	–	8.9	–	19.7	12.1
FIP Infra Transmissãoxlvi	Infrastructure	–	10.5	–	3.4	–	6.2	3.4
VIAS	Infrastructure	–	50.0	–	27.8	–	–	26.9
Vinci Transporte e Logística II	Infrastructure	–	15.0	–	–	–	–	–
Vinci Transporte e Logística I	Infrastructure	–	11.4	–	6.3	–	–	5.6
VFDL	Real Estate	–	70.0	5.3	22.8	–	–	25.4
VIUR	Real Estate	–	67.3	–	67.3	1.5	7.5	54.9
VINO	Real Estate	–	50.0	–	50.0	0.9	2.5	45.3
Vinci FOF Imobiliário	Real Estate	6.9	16.9	6.9	16.9	–	0.5	19.0
VCS (VCRI)	Real Estate/Credit	–	80.0	–	80.0	3.3	5.8	75.1
Vinci Crédito Agro Fiagro-Imobiliário	Real Estate/Credit	7.0	23.0	7.0	23.0	–	–	22.7
Vinci Crédito Infra Institucional	Credit	–	100.0	–	–	–	–	–
VSP FIM	IP&S	–	50.0	2.2	4.4	–	–	4.3
Vinci PIPE FIA	Public Equities	20.0	20.0	20.0	20.0	–	–	19.5
Total		33.9	962.8	42.2	339.8	6.1	44.0	323.3

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Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	3Q’21	2Q’22	3Q’22	3Q’21 YTD	3Q’22 YTD

OPERATING PROFIT	66,924	49,314	49,023	189,781	144,296
(-) Net revenue from realized performance fees	(12,646)	(3,839)	(2,602)	(31,734)	(8,977)
(-) Net revenue from unrealized performance fees	7,036	–	2,571	(2,451)	1,935
(+) Compensation allocated in relation to performance fees	1,798	1,427	537	12,907	2,996
FEE RELATED EARNINGS (FRE)	63,112	46,902	49,529	168,503	140,250

OPERATING PROFIT	66,924	49,314	49,023	189,781	144,296
(-) Net revenue from management fees	(92,855)	(89,271)	(95,361)	(269,476)	(271,861)
(-) Net revenue from advisory	(25,163)	(6,659)	(7,267)	(46,607)	(17,600)
(+) Bonus related to management and advisory	25,994	17,267	19,798	61,602	54,337
(+) Personnel expenses	5,600	6,233	6,509	16,225	19,291
(+) Other general and administrative expenses	5,163	4,178	4,725	12,795	13,406
(+) Corporate center expenses	18,149	21,350	22,067	56,957	62,178
PERFORMANCE RELATED EARNINGS (PRE)	3,812	2,412	(506)	21,278	4,046

OPERATING PROFIT	66,924	49,314	49,023	189,781	144,296
(-) Net revenue from unrealized performance fees	7,036	–	2,571	(2,451)	1,935
(+) Compensation allocated in relation to unrealized performance fees	(2,258)	–	(910)	872	(685)
(+) Realized gain from GP investment income	1,421	4,926	5,738	1,878	12,709
SEGMENT DISTRIBUTABLE EARNINGS	73,123	54,240	56,422	190,081	158,255

NET INCOME	51,603	46,399	69,207	152,022	160,911
(-) Net revenue from unrealized performance fees	7,036	–	2,571	(2,451)	1,935
(+) Income tax from unrealized performance fees	110	–	(296)	283	(223)
(+) Compensation allocated in relation to unrealized performance fees	(2,258)	–	(910)	872	(685)
(-) Unrealized gain from GP investment income	1,711	12,137	(3,935)	6,213	14,416
(+) Income tax on unrealized gain from GP investment income	1,179	(55)	7	757	(48)
(-) Unrealized gain from financial income	641	(1,192)	25	875	(879)
(+) Income tax on unrealized gain from financial income	(218)	(65)	–	(298)	–
(+) Depreciation and amortization	925	976	1,223	2,790	3,183
(+) Share Based Plan	1,014	2,468	5,609	2,656	8,813
(-) Income Taxes on Share Based Plan	–	(233)	(659)	–	(892)
(+) Non-recurring expenses including income tax related to realized expense	–	635	353	–	5,425
ADJUSTED DISTRIBUTABLE EARNINGS	61,743	61,070	73,195	163,719	191,957

TOTAL NET REVENUE FROM SERVICES RENDERED	123,628	99,769	102,659	350,268	296,503
(-) Net revenue from realized performance fees	(12,646)	(3,839)	(2,602)	(31,734)	(8,977)
(-) Net revenue from unrealized performance fees	7,036	–	2,571	(2,451)	1,935
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	118,018	95,930	102,628	316,083	289,461

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Effective Tax Rate Reconciliation
(R$ thousands, unless mentioned)	3Q’21	3Q’22	3Q’21 YTD	3Q’22 YTD
Profit (loss) before income taxes	63,004	80,279	191,326	195,433
Combined statutory income taxes rate - %	34%	34%	34%	34%
Income tax benefit (Expense) at statutory rates	(21,422)	(27,295)	(65,051)	(66,447)
Reconciliation adjustments:
Expenses not deductible	(6)	(28)	(62)	(55)
Tax benefits	333	32	380	97
Share based payments	(103)	(71)	(269)	(227)
Effect of presumed profit of subsidiaries¹ and offshore subsidiariesxlvii	9,859	16,458	25,690	32,123
Other additions (exclusions), net	(62)	(168)	8	(13)
Income taxes expenses	(11,401)	(11,072)	(39,304)	(34,522)
Current	(13,619)	(12,501)	(44,519)	(38,058)
Deferred	2,218	1,429	5,215	3,536
Effective tax rate	18%	14%	21%	18%

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Balance Sheet Results
Assets	6/30/2022	9/30/2022
Current assets
Cash and cash equivalents	57,780	97,383
Cash and bank deposits	10,532	13,981
Financial instruments at fair value through profit or loss	47,248	83,402
Financial instruments at fair value through profit or loss	1,290,972	1,302,167
Trade receivables	45,324	50,467
Sub-leases receivable	1,500	1,500
Taxes recoverable	4,541	654
Other assets	10,689	13,852
Total current assets	1,410,806	1,466,023

Non-current assets
Financial instruments at fair value through profit or loss	5,701	5,646
Trade receivables	20,042	17,317
Sub-leases receivable	1,960	1,656
Taxes recoverable	62	4,316
Deferred taxes	6,226	7,376
Other receivables	1,543	1,041
	35,534	37,352

Property and equipment	13,087	12,578
Right of use - Leases	60,632	57,943
Intangible assets	1,600	186,658
Total non-current assets	110,853	294,531

TOTAL	1,521,659	1,760,554

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Liabilities and equity	6/30/2022	9/30/2022
Current liabilities
Trade payables	313	768
Deferred Revenue	–	16,713
Leases	23,218	22,293
Accounts payable	6,941	6,761
Labor and social security obligations	44,038	66,208
Loans and Financing	–	10,171
Taxes and contributions payable	17,990	19,474
Total current liabilities	92,500	142,388

Non-current liabilities
Accounts payable	–	–
Leases	55,724	52,965
Labor and social security obligations	274	2,048
Loans and Financing	–	175,238
Deferred taxes	4,203	3,770
	60,201	234,021

Total liabilities	152,701	376,409

Equity
Share capital	15	15
Additional paid-in capital	1,382,038	1,382,038
Treasury shares	(88,425)	(100,323)
Retained Earnings	58,227	79,135
Other reserves	17,067	21,705
	1,368,922	1,382,570

Non-controlling interests in the equity of subsidiaries	36	1,575

Total equity	1,368,958	1,384,145

Total liabilities and equity	1,521,659	1,760,554

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Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

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______________________

i Adjusted Distributable Earnings is calculated as Distributable Earnings less non-recuring expenses.

ii Fee related earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.

iii FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last nine months values are calculated as the sum of the last three quarters.

iv Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.

v Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Last nine months values are calculated as the sum of the last three quarters.

vi For the nine months ended September 30, 2022, non-recurring expenses are composed by expenses related to professional services to matters related to acquisitions and our international corporate organization.

vii Net revenue from Fund Management and Advisory is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

viii FRE Margin is calculated as FRE over total net management and advisory fees.

ix “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.

x Segment Distributable Earnings is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

xi Adjusted DE Margin is calculated as adjusted DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.

xii “Total compensation and benefits” are the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance-based compensation. Total compensation and benefits include Dividends to Partners, distributed by the company to its original partners before the public turned public in 2021. In accordance with the by-laws of Vinci Brazil, dividends have historically been distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci Brazil. After the company’s IPO, Vinci Partners changed its compensation structure, from a dividend distribution policy to a profit-sharing scheme for our partners.

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xiii “Other Items” include interest expenses related to acquisitions.

xiv “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

xv “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

xvi “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

xvii “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

xviii “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment.

xix “Leasing expenses” include costs from the company’s sub-leasing activities.

xx “Share Based Plan” is the composition of two benefit programs: SOP (Stok Option Plan) and RSU (Restricted Stock Units). In Stock Option Plan the company concedes to an employee the option to buy stock in the company with stated fixed price. The Restricted Stock Units concedes company shares to an employee through a vesting plan in which RSUs are assigned a fair market value.

xxi Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit.

xxii AUM” refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

xxiii NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

xxiv CDI is an average of interbank overnight rates in Brazil (daily average for the period).

xxv Atlas strategy comprises Atlas FIC FIM and Atlas Institucional FIC FIM.

xxvi IPCA is a broad consumer price index measured by the IBGE.

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xxvii IMAB is composed by government bonds indexed to IPCA. IMAB 5 also comprises government bonds indexed to IPCA but only the one´s with up to 5 Years duration.

xxviii Mosaico strategy comprises Vinci Mosaico FIA, Vinci Mosaico Institucional FIA and Vinci Mosaico Advisory FIA.

xxix IBOV is the Brazilian stock market most relevant index.

xxx Equilibrio Strategy comprises IP&S Family of pension plans.

xxxi IFIX is an index composed by listed REITs in the brazilian stock exchange.

xxxii If IMAB 5 Average is: a) less or equal to 2%, X=3% per year; b) between 2%-4%, X= Average IMAB 5+1% per year; c) Between 4%-5%, X=5% per year; d) greater or equal to 5%, X= IMAB 5 Average.

xxxiii Track record information is presented throughout this release on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III.

xxxiv “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxxv “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xxxvi Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 2Q’22, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xxxvii Track record for VIR strategy is presented as of 2Q’22, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xxxviii Track record for Vinci SPS strategy is presented as of 3Q’22.

xxxix Track record for FIP Infra is presented as of 3Q’22.

xl Track record for VIAS is presented as of 3Q’22.

xli Track record for VFDL is presented as of 3Q’22.

xlii US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.1006 as of November 07, 2022, when dividends were approved by our Board of Directors.

xliii Per Share calculations are based on end of period Participating Common Shares.

xliv Actual dividends per common share are calculated considering the share count as of the applicable record date.

xlv The remaining capital committed in FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

xlvi The remaining capital committed in FIP Infra Transmissão will not be called by the fund, which is already in divestment period.

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xlvii Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000.00 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

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RIO DE JANEIRO
55 21 2159 6000
Av. Bartolomeu Mitre, 336
Leblon - 22431-002

SÃO PAULO
55 11 3572 3700
Av. Brigadeiro Faria Lima, 2.277 – 14º andar
Jardim Paulistano - 01452-000

55 11 3230 2541 | Vinci SPS
Rua Iguatemi, 448 – CJ 601
Itaim Bibi - 01451-010

55 16 2101 4641 | Ribeirão Preto
Av. Presidente Vargas, 2.121 – Sala 106
Jardim América - 14020-260

RECIFE
55 81 3204 6811
Av. República do Líbano, 251 - Sala 301 - Torre A
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NOVA YORK
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780 Third Avenue, 25th Floor
10017